

FOSTER'S
GROUP



ASX RELEASE



The following release was made to the Australian Securities Exchange Limited today:

"Notice of ceasing to be a substantial holder"

Released: 3 September 2009

Pages: 3
(including this page)

FILE NO: 082-01711

Fosters Brewing

If you would prefer to receive this notification by email please reply to
jane.jamieson@fostersgroup.com or
Ph: +61 3 9633 2105

dlw 9/30

Form 605

Corporations Act 2001
Section 671B

Notice of ceasing to be a substantial holder

To **Foster's Group Limited (FGL)**
ACN/ARSN **007 620 886**

1. Details of substantial holder

Name **Barclays Group** lodged by Barclays Global Investors Australia Limited
ABN **33 001 804 566** (Barclays Global Investors Australia Limited)

The holder ceased to be a substantial holder on 31 August 2009

The previous notice was given to the company on 06 March 2009

The previous notice was dated 06 March 2009

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interests of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class and number of securities affected	Person's votes affected
31/08/09	Barclays Group *see Annexure A*	Reduction in voting power	Average price $5.200	Ordinary (1,055,058)	(0.06)%

3. Changes in association

The persons who have becomes associates of, ceased to be associates of, or have changed the nature of their association with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
	See Annexure A

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Barclays Global Investors Australia Limited	Level 43, 225 George Street, Sydney NSW 2000

Signature

Company Secretary
Barclays Global Investors Australia

3 September 2009
Date

This is "Annexure A" of 1 page referred to in Form 605
Notice of ceasing to be a substantial holder

Relevant interest in Foster's Group Limited (FGL) held by members of the Barclays Group.

The list of Barclays entities with relevant interest are as follows:

Barclays Global Investors Japan Ltd
Barclays Bank (Suisse) SA
Barclays Global Investors Ltd
Barclays Global Investors Ltd
Barclays Bank Trust Company Ltd
Gerrard Investment Management Ltd
Gerrard Investment Management Ltd
Barclays Global Investors, N.A.
Barclays Global Fund Advisors
Barclays Capital Inc
Barclays Capital Securities Ltd
Barclays Global Investors Canada Ltd
Barclays Global Investors Australia Ltd

The JP Morgan Chase Bank Inc. and various other custodians (Custodians) hold shares in FGL as custodian and for which the members of the Barclays Group are either:

- the responsible entity or trustee of pooled investment products such as registered managed investment schemes (Funds); or
- the investment manager of Portfolios held for a number of institutional investors. The institutional investors are generally superannuation funds regulated under the *Superannuation Industry Supervision Act 1993.*

The holding of shares in FGL was acquired as part of the wide portfolio of Australian shares and units acquired for the Funds and the Portfolios.

The members of the Barclays Group and the Custodians may hold relevant interests due to the capacity of these entities to dispose of the shares in FGL.

Each investor in a Fund owns an undivided interest in the Fund's assets, no client directly owns any asset of the Fund. The unitholding of each Fund varies from time to time as clients enter and withdraw from the Funds. The various institutional investors with portfolios delegate the management of the portfolios to the members of the Barclays Group.

______________________________	3 September 2009
Company Secretary	Date
Barclays Global Investors Australia	



ASX RELEASE

The following release was made to the Australian Securities Exchange Limited today:

"Dividend Reinvestment Plan – Calculation Period"

Released: 7 September 2009

Pages: 2
(including this page)

FILE NO: 082-01711

Fosters Brewing

If you would prefer to receive this notification by email please reply to
jane.jamieson@fostersgroup.com or
Ph: +61 3 9633 2105


FOSTER'S
GROUP

7 September 2009

DIVIDEND REINVESTMENT PLAN – CALCULATION PERIOD

On 25 August 2009, Foster's Group Limited (Foster's) declared a fully franked final dividend of 15.25 cents per share. The dividend is payable 6 October 2009 for ordinary shareholders on the registry as at the close of business on 7 September 2009 (Record Date).

Foster's wishes to advise that, in accordance with the rules of the Dividend Reinvestment Plan (DRP), the Calculation Period for the DRP in respect of the final dividend is for a period of 8 trading days commencing on 9 September 2009.

Foster's expects that shares allocated under the DRP will be purchased on-market, and the Company has engaged a broker to assist it to undertake the purchases.

Further information:

Media

Troy Hey
Tel: +61 3 9633 2085
Mob: +61 409 709 126

Investors

Chris Knorr
Tel: +61 3 9633 2685
Mob: +61 417 033 623